UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 3, 2012

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on March 30, 2012.

Luxottica: majority shareholder Delfin S.à r.l. files candidate slates for appointment of members to the Company’s Boards of Directors and Statutory Auditors

Milan, Italy, March 30, 2012 - Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture, distribution and sales of premium, luxury and sports eyewear, announced that Delfin S.à r.l., its majority shareholder filed its slates of candidates today for appointment of members to the Company’s Boards of Directors and Statutory Auditors, that will be considered by the General Meeting of Shareholders of Luxottica Group S.p.A. convened on April 27 on first call and April 28 on second call (GM).

Delfin filed the following slate of candidates for the Board of Directors:

1)     Leonardo Del Vecchio

2)     Luigi Francavilla

3)     Andrea Guerra

4)     Roger Abravanel (independent)

5)     Mario Cattaneo (independent)

6)     Enrico Cavatorta

7)     Claudio Costamagna (independent)

8)     Claudio Del Vecchio

9)     Sergio Erede

10)   Marco Mangiagalli (independent)

11)   Elisabetta Magistretti (independent)

12)   Anna Puccio (independent)

13)   Marco Reboa (independent)

Delfin filed the following slate of candidates for the Statutory Auditors:

Regular Auditors

1)     Alberto Giussani

2)     Barbara Tadolini

3)     Gabriella Chersicla

Alternate auditors

1)     Giorgio Silva

2)     Simone Zucchetti

Delfin also submitted the following proposals:

•                  To set at 14 the number of members of the Board of Directors, who will remain in office for three fiscal years. This office will expire on the date of the meeting convened to approve the statutory financial statements for the 2014 fiscal year. In the event no other list is filed in connection with the GM, Delfin proposes to set at 13 the number of members of the Board of Directors.

•                  Remuneration in the amount of Euro 1,190,000 to be paid to the Board for the full term of office in the event the number of members of the Board of Directors is set at 14; Euro 1,105,000 in the event the number of members of the Board of Directors is set at 13. Remuneration will be divided among the individual Directors in accordance with resolutions adopted by the Company’s Board of Directors;

•                  To grant the Chairman of the Board of Statutory Auditors gross annual compensation equaling Euro 105,000 for the full term of office; to grant each Auditor a gross annual compensation equaling Euro 70,000.

As required by applicable law, relevant documentation is available, along with director and auditor slates, at the Company’s registered office, at Borsa Italiana (www.borsaitaliana.it), as well as on the Company’s website at www.luxottica.com.

Set forth below is the text of a press release issued on April 3, 2012.

Luxottica: Time period for shareholders to present lists for appointment of members to the Board of Statutory Auditors

 has been extended to April 5, 2012

Milan, Italy, April 3, 2012 - Luxottica Group S.p.A. announced that, as per Art. 144 octies, para. 2 of Consob Regulation 11971/1999, as of the expiration of the initial time period provided for shareholders to present lists for appointment of members to the Board of Statutory Auditors (April 2, 2012), the only slate presented was by the majority shareholder Delfin S.à r.l.

Therefore, in line with the provisions of Art. 144 sexies, para. 5 of Consob Regulation 11971/1999, the time period for shareholders to present lists for appointment of members to the Board of Statutory Auditors has been extended to April 5, 2012.  Additionally, the ownership percentage for submitting lists to the Company has been reduced from 1% to 0.5% of the applicable share capital.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: April 3, 2012		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER